UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        NOONEY INCOME FUND LTD. II, L.P.
                        --------------------------------
                                (Name of Issuer)

                            Limited Partnership Units
                            -------------------------
                         (Title of Class of Securities)


                                 (CUSIP Number)

                                William J. Carden
                        c/o CGS Real Estate Company, Inc.
                            2424 S.E. Bristol Street
                             Newport Beach, CA 92660
                             -----------------------

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                    copy to:
                                  Peter M. Fass
                                Battle Fowler LLP
                               75 East 55th Street
                               New York, NY 10022
                                 (212) 856-7000

                                November 9, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


894179.2                                                     Page 1 of 9 Pages

CUSIP No._____________              SCHEDULE 13D



-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CGS Real Estate Company, Inc.
     95-4252208


-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                 (b) /  /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     00 and BK
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          /  /


 ------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
-------------------------------------------------------------------------------
                               7 SOLE VOTING POWER
                                 0
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON
WITH
                               ------------------------------------------------
                               8 SHARED VOTING POWER  CGS Real Estate
                                                      Company, Inc. and
                                                      William J. Carden
                                 1121
                               ------------------------------------------------
                               9 SOLE DISPOSITIVE POWER
                                 0
                               -------- ---------------------------------------
                               10 SHARED DISPOSITIVE POWER  CGS Real Estate
                                                            Company, Inc. and
                                                            William J. Carden
                                  1121
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     CGS Real Estate Company, Inc. - 1121

-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.83%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
-------------------------------------------------------------------------------
894179.2

                                                            Page 2 of 9 Pages

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


894179.2

                                                            Page 3 of 9 Pages

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William J. Carden
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /X/
                                                          (b) / /
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    00 and BK
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                           /  /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
-------------------------------------------------------------------------------
                          7   SOLE VOTING POWER
                              0
NUMBER OF SHARES          -----------------------------------------------------
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH
                           ----------------------------------------------------
                           8   SHARED VOTING POWER CGS Real Estate Company, Inc
                                                   and William J. Carden
                                 1121
                           ----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
                                0
                           ----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER CGS Real Estate Company
                                                        Inc. and William J.
                                                        Carden
                                1121
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  William J. Carden - 1121

-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.83%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       IN
-------------------------------------------------------------------------------



894179.2                                                    Page 4 of 9 Pages

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).




894179.2                                                    Page 5 of 9 Pages

                     Item 1.   Security and Issuer.

                     This statement is related to the limited partnership units of Nooney Income Fund Ltd. II, L.P. ("NIF II"), a Missouri limited partnership. The address of the principal executive offices of NIF II is One Memorial Drive, Suite 1000, St. Louis, MO 63102-2449.

                     Item 2.     Identity and Background.

                     This statement is being filed on behalf of CGS Real Estate Company, Inc. ("CGS") a corporation formed under the laws of the State of Texas and William J. Carden ("Carden"), a citizen of the United States of America. The principal business address of CGS is 2424 S.E. Bristol Street, Newport Beach, CA 92660. The principal business of CGS is the owning and operating of real estate and entities which invest in real estate. The principal residence address of Carden is 5850 San Filipe #450, Houston, TX 77057. Carden's principal occupation is that of President of CGS. As President of CGS, Carden has control over the manner in which CGS exercises its power to vote and dispose of the limited partnership units of NIF II.

                     None of the individuals or entities listed in this Item 2 has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                     Item 3.  Source and Amount of Funds or Other Consideration.

                     The purchase of the limited partnership units of NIF II was a cash purchase transaction. The total amount paid for the limited partnership units was $504,450. On November 9, 1999, CGS purchased 1062 limited partnership units from Everest Investors 4, LLC and its affiliates ("Everest") and 59 limited partnership units from Bond Purchase, L.L.C. and its affiliates ("Bond Purchase") at a per unit price of $450.

                     The purchase of limited partnership units from Bond Purchase was part of a larger settlement agreement entered into by CGS and its affiliates with Bond Purchase pursuant to which Bond Purchase and CGS agreed to
(i) stipulate to the dismissal of certain lawsuits among the parties; (ii) settle certain disputes between CGS and Bond Purchase; and (iii) transfer stock and/or partnership interests in various private and publicly traded entities currently controlled by CGS.

                     The purchase of limited partnership units from Everest was also part of a larger settlement agreement entered into by CGS and its affiliates and Everest pursuant to which Everest and CGS agreed to (i) settle certain disputes between CGS and Everest and (ii) transfer partnership interests in various publicly traded entities currently controlled by CGS.




894179.2                                                    Page 6 of 9 Pages

                     The funds used to purchase the limited partnership units came, in part, from a loan from Bank of America, N.A. Additional cash used to purchase the limited partnership interests came from the sale by S-P Properties, Inc., a wholly-owned subsidiary of CGS, of all of its outstanding stock of Nooney Capital Corp., which is one of the two general partners of Nooney Real Property Investors-Four, L.P., to Bond Purchase and from the sale by CGS and its affiliates of their entire interest in Nooney Realty Trust, Inc., which is a publicly traded real estate investment trust.

                     Item 4.     Purpose of Transaction.

                     CGS and Carden (the "Parties") acquired the limited partnership units in order to increase their ownership interests in NIF II, which they consider to be an attractive investment, and as part of the settlement of disputes with Bond Purchase and Everest. The Parties may acquire additional limited partnership units. CGS is presently exploring opportunities which it believes will result in higher values being paid to the limited partners of NIF II. More specifically, CGS is in the process of developing a plan pursuant to which the properties owned by NIF II would be combined with the properties of other partnerships under the ownership of an entity the shares of which would be listed on a national exchange or national market system. The Parties may also consider other alternatives to maximize the value of the limited partnership units. Except as set forth in this Item 4, the Parties do not have any specific plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to NIF II or the limited partnership units thereof as is listed in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

                       Item 5.     Interest in Securities of the Issuer.

                     (a) As of the close of business on November 9, 1999, CGS owned 1121 limited partnership units, constituting 5.83% of the NIF II's outstanding limited partnership units.

                     (b) The Parties have sole power to vote or to direct the vote of all limited partnership units referred to in paragraph (a) above, and sole power to dispose or to direct the disposition of all such units.

                     (c) Except as set forth in Item 3, none of the Parties has effected any transactions in units of the NIF II limited partnership units during the past 60 days.

                     (d) No other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, such limited partnership units.

894179.2                                                    Page 7 of 9 Pages

                    Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                     None

                    Item 7.     Material to be Filed as Exhibits.

                     1.        Loan  Agreement  with  Bank of  America,  N.A.
                               dated as of October 28, 1999.

                     2. Joint Filing Agreement between CGS Real Estate Company, Inc. and William J. Carden, dated as of November 22, 1999.



894179.2                                                    Page 8 of 9 Pages

                                    SIGNATURE


                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                CGS REAL ESTATE COMPANY, INC.


                                By: /s/ William J. Carden
                                    ------------------------------------
                                    Name:  William J. Carden
                                    Title: President


                                    /s/ William J. Carden
                                    ------------------------------------
                                    William J. Carden


Dated: As of November 22, 1999



894179.2                                                    Page 9 of 9 Pages

                                    EXHIBIT 1

     Loan Agreement with Bank of America, N.A., dated as of October 28, 1999



894179.2

                                 LOAN AGREEMENT


         This Loan Agreement (the "Agreement") is made and entered into as of the 28th day of October, 1999, by and between CGS REAL ESTATE COMPANY, INC., a Texas corporation (the "Borrower"), and BANK OF AMERICA, N.A., a national banking association (the "Lender").

                                   WITNESSETH:

         WHEREAS, the Borrower desires to borrow from the Lender, in one or more advances, an aggregate sum not to exceed NINE HUNDRED SEVENTEEN THOUSAND AND NO/DOLLARS ($917,000.00) (the "Loan") to provide funds for the purchase of interests in certain partnerships as identified herein; and

         WHEREAS, the Lender is willing to lend said sum, or such lesser amount as may be desired by the Borrower, subject to the terms and conditions set forth herein.

         NOW THEREFORE, in consideration of mutual agreements set forth below, the parties agree as follows:


                                    SECTION 1
                                   DEFINITIONS

         1.1. Advances. "Advances" shall mean a loan made to Borrower by the Lender pursuant to this Agreement and shall include, without limitation, funds loaned pursuant to the Note.

         1.2. Collateral. "Collateral" shall mean all of the property, real and personal, described in the Collateral Documents.

         1.3. Collateral Documents. "Collateral Documents" shall mean the documents identified in Section 4 below.

         1.4. Environmental Laws. "Environmental Laws" shall mean all local, state or federal laws, rules or regulations governing the storing, presence, release, or removal of hazardous substances upon real property, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Resource Conservation and Recovery Act of 1976, and the Super Fund Amendments of 1986 as previously or hereafter amended.

         1.5. Guarantor. "Guarantor" shall mean John N. Galardi, William J. Carden or any other person or entity that guarantees the payment and performance of the Obligations.


894924.1

         1.6. Guaranty or Guaranties. "Guaranty" shall mean the Guaranty Agreement of John Galardi or the Guaranty Agreement of William J. Carden, each of even date herewith, and "Guaranties" shall mean the referenced Guaranty Agreements collectively.

         1.7. Environmental Agreements. "Environmental Agreements" shall mean
(i) the Environmental Indemnity Agreement dated October 28, 1999 executed and delivered by the Borrower and the Guarantors to the Lender with respect to real property located at 3411-3449 Van Buren, Phoenix, Arizona, (ii) the Environmental Indemnity Agreement dated October 28, 1999 executed and delivered by the Borrower, the Guarantors and Pasadena Autumn Ridge, L.P. with respect to real property located at 920 East Houston Avenue, Pasadena, Texas, and (iii) the Environmental Indemnity Agreement dated October 28, 1999 executed and delivered by the Borrower, the Guarantors and Villa Redondo LLC with respect to real property located at 3400 Hathaway Avenue, Long Beach, California.

         1.8. ERISA. "ERISA" shall mean the Employee Retirement Income Security Act of 1974 and the regulations thereunder as currently enacted or hereafter amended.

         1.9. GAAP. "GAAP" shall mean generally accepted accounting principles, consistently applied.

         1.10. General Partner Acknowledgments. "General Partner
Acknowledgments" shall mean an acknowledgment, in form and content satisfactory to the Lender, executed by the managing general partner of a Partnership wherein such managing general partner acknowledges and consents to the collateral pledge of the Borrower's limited partnership units in such Partnership.

         1.11. LIBOR Rate. "LIBOR Rate" shall have the meaning given such term in the Note.

         1.12. Loan Documents. "Loan Documents" shall mean this Agreement, the Note, the Collateral Documents, the Guaranties, the Environmental Agreements and any other agreements and documents referred to herein or related to the Loan.

         1.13. Maturity Date. "Maturity Date" shall mean October 28, 2000.

         1.14. Note. "Note" shall mean the Promissory Note of even date herewith in the principal sum of $917,000.00 and any removals, extensions, increases or modifications thereof.

         1.15. Obligations. "Obligations" shall mean all obligations of Borrower under this Agreement, the Note, the Collateral Documents, the Environmental Agreements or any other Loan Document.

         1.16. Partnerships. "Partnerships" shall mean Sierra Pacific Development Fund, Sierra Pacific Development Fund II, Sierra Pacific Development Fund III, Sierra Pacific Pension

894924.1
                                        2

Investors '84, Sierra Pacific Institutional Properties V, a California limited partnership, Nooney Real Property Investors Two, Nooney Income Fund LTD, L.P., and Nooney Income Fund II, L.P.

         1.17. Partnership Units. "Partnership Units" shall mean the limited partnership units of the Partnerships which are assigned and pledged to Lender pursuant to the Collateral Pledge and Security Agreement (Partnership Interests) delivered by Borrower to Lender of even date herewith.

         1.18. Third-Party Pledgor. "Third-Party Pledgor" shall mean, collectively, Villa Redondo LLC, a Delaware limited liability company, Pasadena Autumn Ridge, LP, a Texas limited partnership, or any other Person that pledges property to secure repayment of the Loan.

         1.19. Person. "Person" shall mean any individual, unincorporated organization, partnership, company, corporation, limited liability company, limited liability partnership, business trust or other association.


                                    SECTION 2
                                TERMS OF THE LOAN

         2.1. Loan Proceeds. The proceeds of the Loan will be used by the Borrower for the purchase of interests in certain partnerships as follows: (i) 456 shares of Nooney Real Property Investors Two, (ii) 908 shares of Nooney Income Fund LTD, L.P., and (iii) 1,248 shares of Nooney Income Fund II, L.P.

         2.2. Note; Principal Payments. The Loan shall be evidenced by the Note. The outstanding balance of the Note shall not, at any time, exceed fifty (50%) of the value of the Partnership Units, as determined using the weighted average trading price for such Partnership Units as listed within the "Partnership Spectrum" published reports. Within ten (10) days of the end of each quarter from the date of this Agreement, the Borrower shall remit principal reduction payments, if necessary, to reduce the outstanding balance of the Note to comply with the loan to value ratio referenced in this section 2.2. The Borrower shall repay all principal and accrued interest outstanding under the Note on the Maturity Date.

         2.3. Interest. The Note shall bear interest on the unpaid principal balance at the LIBOR Rate plus three percent (3.0%). The rate of interest charged on the Note shall adjust daily to reflect any change in the LIBOR Rate. Interest shall be computed for the actual number of days which have elapsed, on the basis of a 360-day year.

         After maturity, whether by acceleration or otherwise, interest shall accrue under the Note at a rate per annum equal to six percent (6.0%) in excess of the LIBOR Rate. Interest only shall

894924.1
                                        3
be payable monthly commencing December 1, 1999 and on the same day of each month thereafter and on the Maturity Date.

         2.4. Payments Generally. All payments shall be made in currently available funds and shall be applied first to accrued interest and then to principal.

         2.5. Prepayments. The Borrower has the right at any time to prepay, in whole or in part, the outstanding principal balance of the Note.


                                    SECTION 3
                         REPRESENTATIONS AND WARRANTIES

         To induce the Lender to enter into this Agreement and to extend the Loan the Borrower represents and warrants to the Lender that:

         3.1. Existence and Legal Authority. The Borrower is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and is in good standing in every jurisdiction in which its business is conducted or its ownership of property requires such qualification. The Borrower has all requisite authority to enter into and carry out this Agreement, the Note, the Collateral Documents and the Loan Documents.

         3.2. Due Execution and Delivery. The Borrower has obtained all requisite consents to the transactions contemplated by this Agreement, the Note, the Collateral Documents and the Loan Documents. The Loan Documents constitute the legal, valid and binding obligations of the Borrower and are enforceable in accordance with their terms, except as the enforceability thereof may be limited by applicable Bankruptcy, insolvency or other similar laws affecting creditors' rights generally.

         3.3. No Breach of Other Instruments. The execution and delivery of the Loan Documents and the compliance of the Borrower with the Loan Documents will not conflict with or result in a breach of the terms and provision of any other agreement, instrument, regulation, rule or law to which the Borrower is subject.

         3.4. No Defaults. The Borrower is not in default with regard to any indebtedness or any material contractual obligation.

         3.5. Financial Statements. The Borrower has furnished to the Lender its Balance Sheet as of September 30, 1999, and Statement of Income for the three
(3) months ended on that date. The financial statements provided by Borrower fairly reflect the financial condition of the Borrower as of the end of the stated periods and there has been no material adverse change in the Borrower's financial condition since the end of such periods. The Balance Sheets reflect all material liabilities, contingent or otherwise, and the Borrower has not incurred any additional

894924.1
                                        4
liabilities or changes in assets since the date of the Balance Sheets which have or could have a materially adverse effect on the Borrower's financial condition.

         3.6. Taxes. The Borrower has filed all tax returns which it is required to file and has paid all taxes due and owing, except to the extent that it is diligently contesting payment of such taxes in good faith and has established sufficient reserves for the payment of such contested taxes.

         3.7. Litigation. No litigation against the Borrower is currently pending or threatened which would impair the Loan Documents or which, if adversely determined, could have a material adverse impact on the business, operations, property or financial condition of the Borrower.

         3.8. Location of Business. Borrower's chief office and principal place of business is located at 7700 Irvine Center Drive, Suite 400, Irvine, California 92618.

         3.9. ERISA. The Borrower will comply and fulfill its obligations under ERISA and the Internal Revenue Code with respect to any employee benefit plan or pension plan which is subject to such laws.

         3.10. Compliance With Laws. The Borrower is, to the best of its knowledge, in compliance with all local, state or federal laws, regulations or rules to which it is subject including, without limitation, Environmental Laws, the Occupational Safety and Health Act and the Americans With Disabilities Act and has all permits, certificates or consents which are necessary to operate Borrower's business as is now being conducted.

         3.11. Year 2000 Compliance. The Borrower has (i) initiated a review and assessment of all areas within its and each of its subsidiaries' business and operations (including those affected by suppliers and vendors) that could be adversely affected by the "Year 2000 Problem" (that is, the risk that computer applications used by the Borrower or any of its subsidiaries (or its suppliers and vendors) may be unable to recognize and perform properly date-sensitive functions involving certain dates prior to and any date after December 31,
1999), (ii) developed a plan and timeline for addressing the Year 2000 Problem on a timely basis, and (iii) to date, implemented that plan in accordance with that timetable. The Borrower reasonably believes that all computer applications (including those of its suppliers and vendors) that are material to its or any of its subsidiaries' business and operations will on a timely basis be able to perform properly date- sensitive functions for all dates before and after January 1, 2000 (that is, be "Year 2000 compliant"), except to the extent that a failure to do so could not reasonably be expected to have material adverse effect on Borrower's, or its subsidiaries', business or financial condition.



894924.1
                                        5

                                    SECTION 4
                                   COLLATERAL

         4.1. Collateral Security. The payment and performance of the Loan shall be secured by the following Collateral Documents:

              (a) Collateral Pledge and Security Agreement. Collateral Pledge and Security Agreement of even date herewith by and between the Borrower and the Lender pursuant to which the Borrower pledges certain limited partnership units to secure the Loan, together with General Partner Acknowledgments and such UCC-1 Financing Statements as are necessary for Lender to obtain a first perfected security interest in the limited partnership units.

              (b) Second Deed of Trust-Eva Land. A Deed of Trust, Assignment and Security Agreement of even date herewith executed by the Borrower to John McVey, as Trustee, for the benefit of the Lender which shall encumber certain real property in Maricopa County, Arizona.

              (c) Second Deed of Trust-Villa Redondo Apartments. A Deed of Trust With Assignments of Rents, Security Agreement and Fixture Filing (California) of even date herewith executed by Villa Redondo LLC to Equitable Deed Company, as Trustee, for the benefit of the Lender which shall encumber certain real property in Long Beach, Los Angeles County, California.

              (d) Second Deed of Trust-Autumn Ridge Apartments. A Deed of Trust and Security Agreement of even date herewith executed by Pasadena Autumn Ridge LP to Marvin H. Zindler, Jr., as Trustee, for the benefit of the Lender which encumbers certain property in Harris County, Texas.

              (e) Assignment and Collateral Security Agreement-Bally's Land. An Assignment and Collateral Security Agreement of even date herewith executed by the Borrower with respect to the proceeds arising from any present or future contract to sell real property located at 4438 East Pacific Coast Highway, Long Beach, Los Angeles County, California, together with such UCC-1 Financing Statements as are necessary for Lender to obtain a first-perfected interest in said sale proceeds.

              (f) Further Assurances. To further secure the Loan, Borrower agrees to execute and deliver any and all additional security agreements, financing statements, notices of liens and other Collateral Documents which Lender may deem necessary or advisable for the purpose of obtaining, maintaining or perfecting the liens and encumbrances contemplated by the foregoing Collateral Documents.

894924.1
                                        6

         The Collateral Documents shall further secure the indebtedness and obligations of McDonnell Associates, LLC, a Delaware limited liability company ("McDonnell"), to Lender arising out of (i) that certain Note dated August 14, 1998 payable by McDonnell to NationsBank, N.A. in the principal amount of $12,000,000,00, (ii) a Loan Agreement between McDonnell and NationsBank dated August 14, 1998, and (iii) a Deed of Trust, Security Agreement and Fixture Filing dated August 14, 1998 delivered by McDonnell for the benefit of NationsBank, N.A. relative to certain property in St. Louis County, Missouri; provided, however, each of the Collateral Documents shall be terminated and released upon payment in full of the Note in the amount of $917,000.00 delivered by Borrower to Lender pursuant to this Loan Agreement.


                                    SECTION 5
                              CONDITIONS OF LENDING

         As conditions precedent to the availability of the proceeds of the Loan, the Borrower shall deliver or cause to be delivered to the Lender, in a form satisfactory to the Lender, the following:

         5.1. Loan Documents. This Agreement, the Note, the Collateral Documents, the Environmental Agreements, UCC Financing Statements, the Guaranties, the General Partner Acknowledgments and the other Loan Documents executed by an authorized officer of the Borrower, the Third-Party Pledgor, the managing general partner of the Partnerships or the Guarantors, as applicable.

         5.2. Borrower's General Certificate. A certificate of the Secretary of the Borrower certifying to Lender copies of the Borrower's Articles of Incorporation, Bylaws and a Resolution of the Board of Directors of the Borrower authorizing the Loan as well as authorizing an officer of the Borrower to execute and deliver this Agreement, the Note and the other Loan Documents to be delivered by Borrower. This certificate shall further attach a copy of a recent good standing certificate for the Borrower issued by the Office of the Texas Secretary of State.

         5.3. Partner's Certificate. A certificate executed by the general and limited partners of Pasadena Autumn Ridge LP certifying a copy of the limited partnership agreement of said limited partnership and authorizing the delivery of a Deed of Trust with respect to the real property located in Harris County, Texas known as the Autumn Ridge Apartments and further authorizing the general partner to execute said Deed of Trust and such other Loan Documents to be delivered by such limited partnership.

         5.4. Member's Certificate. A certificate executed by the sole member of Villa Redondo LLC certifying a copy of the Articles of Organization and Operation Agreement of said limited liability company.


894924.1
                                        7

         5.5. Expenses. Payment of all fees and expenses associated with the closing of the Loan including, without limitation, payment of title insurance charges, recording fees and registration taxes and the reasonable fees and expenses of Lender's counsel.

         5.6. First Liens. Satisfactory evidence of the perfection of the liens and security interests arising out of the Collateral Documents, and that the liens and security interests constitute valid first and prior liens (unless specifically referenced in the Collateral Document to the contrary) on the Collateral subject thereto. In the event the lien or security interest arising out of a Collateral Document is intended to create a second lien on the property of the Borrower referenced therein, the Borrower shall provide the written consent of the first lienholder to the execution and filing of any Collateral Document creating a second lien.

         5.7. Insurance. Certificates or other proofs of insurance, together with evidence of the payment of premiums thereon, evidencing all coverage required by this Agreement, the Collateral Documents or the other Loan Documents.

         5.8. Title Commitments. Commitments for mortgagee's policies of title insurance issued to Lender by a title insurer and through a title agent acceptable to Lender in the full amount of the Loan and in form and content satisfactory to the Lender for each Deed of Trust delivered pursuant to this Agreement.

         5.9. Loan Fee. Payment of the loan fee in the amount of one percent (1.0%) of the Loan.

         5.10. Flood Hazard. A flood insurance policy in an amount equal to the lesser of the maximum Loan amount or the maximum amount of flood insurance available under the Flood Disaster Protection Act of 1973, as amended, and otherwise in compliance with the requirements of the Loan Documents or evidence that none of the Property is located in a flood hazard area.

         5.11. Access, Utilities and Laws. Satisfactory evidence that each of the following is true with respect to the real property which is part of the Collateral (the "Property"): (a) the Property abuts and has direct access to one or more public streets, (b) all utilities necessary for the improvements are available at the Property in sufficient capacity, (c) applicable zoning ordinances, restrictive covenants and government requirements affecting the Property permit the use for which the Property is intended, (d) a valid building permit for the improvements has been obtained and is in full force and effect, and (e) the Property and the use and occupancy of the improvements complies with all laws and governmental requirements regarding access and facilities for handicapped or disabled persons including, without limitation, to the extent applicable, The Federal Architectural Barriers Act (42 U.S.C. ss.4151 et. seq.), The Fair Housing Amendments Act of 1988 (42 U.S.C. ss.3601 et. seq.), The Americans With Disabilities Act of 1990 (42 U.S.C. ss.12101 et. seq.), The Rehabilitation Act of 1973 (29 U.S.C. ss.794) and any applicable state or local requirements.


894924.1
                                        8

                                    SECTION 6
                              AFFIRMATIVE COVENANTS

         Borrower agrees that so long as this Agreement remains in effect, the Borrower shall take the following actions:

         6.1. Corporate Existence. The Borrower will perform all acts necessary to maintain, preserve and renew its corporate existence and will take all such acts as are necessary to prevent a forfeiture of any substantial part of its assets.

         6.2. Payment of Taxes. Promptly pay and discharge all of its taxes, assessments and other governmental charges prior to the date on which penalties may be assessed for nonpayment; provided, however, this provision shall not prevent the Borrower from diligently contesting payment of such taxes in good faith as long as adequate reserves for the payment of such contested taxes are established.

         6.3. Litigation or Contingent Liabilities. Immediately advise the Lender of any litigation, pending or threatened, or any contingent liability which, if adversely determined, could have a material adverse impact on the business, operations, property or financial condition of Borrower.

         6.4. Compliance With Laws. Conduct its operations so as to be in compliance with all laws to which it is subject including, without limitation, Environmental Laws, governmental rules and regulations, provided it shall not be in default hereunder for minor violations which do not have a material adverse effect upon its property, operations or financial condition. Borrower shall further take all actions necessary to maintain all necessary permits, certificates and consents required to operate Borrower's business as now being conducted.

         6.5. Insurance. Maintain, or cause to be maintained, with a reputable insurer, insurance with respect to the Collateral as specifically set forth in the Collateral Documents.

         6.6. Payment of Indebtedness. Pay, discharge or otherwise satisfy any indebtedness or contractual obligation of whatever nature.

         6.7. Financial Statements. Furnish to Lender:

              (a) quarterly, within sixty (60) days of the end of such calendar quarter:

                            (i) financial statements, prepared in accordance
                   with GAAP, including a balance sheet and statement of all income and expenses, cash flow, sources and uses of cash and continent liabilities of the Borrower for such quarter and for the fiscal year through the end of that quarter; and


894924.1
                                        9

                            (ii) copies of the S.E.C. 10-Q and 10-K reports
                   filed by each Partnership for that quarter.

              (b) within ninety (90) days of the end of each fiscal year, annual audited financial statements, prepared in accordance with GAAP, of the Borrower prepared by an independent certified public accountant acceptable to the Lender for such fiscal year including a balance sheet and statements of income and expenses, cash flow, sources and uses of cash, and contingent liabilities.

              (c) within ninety (90) days of the end of each calendar year, financial statements of the Guarantors, including a balance sheet, income statement and statement of cash flow and within thirty (30) days of filing (but in any event not later than 120 days after the end of each taxable year), copies of the Guarantors' state and federal tax returns.

              (d) within three (3) days of the consummation of any agreement to sell, transfer or assign all or any portion of the Collateral, a copy of any agreement(s) or document(s) evidencing the agreement together with such other items relating thereto requested by Lender.

         Each financial statement provided to the Lender shall contain a certification of Borrower (i) that all information contained therein is true and correct and (ii) that there does not exist any default under the Loan Documents, or any default existing shall be identified.

         6.8. Information and Annual Audit. The Borrower will furnish to the Lender such other information as the Lender may reasonably request and the Lender shall have the right to visit and inspect, under the guidance of the Borrower, any of Borrower's books of account, properties and assets and shall be entitled to discuss business affairs, finances and accounts with, or be advised as to the same by, the Borrower's officers, auditors and accountants.

         6.9. Year 2000 Compliance. The Borrower will promptly notify the Lender in the event the Borrower discovers or determines that any computer application (including those of its suppliers and vendors) that is material to its or any of its subsidiaries' business and operations will not be Year 2000 compliant on a timely basis, except to the extent that such failure could not reasonably be expected to have a material adverse effect on Borrower's, or its subsidiaries', business or financial condition.



894924.1
                                       10

                                    SECTION 7
                               NEGATIVE COVENANTS

         Borrower agrees that, so long as this Agreement in effect, Borrower shall not without the prior written consent of Lender:

         7.1. Indebtedness. Incur, create or suffer to exist any indebtedness for borrowed money or issue, discount or sell any obligation of the Borrower.

         7.2. Liens. Create, permit or allow to exist any mortgage, lien, charge or encumbrance of any kind on the Collateral, except such items which are permitted by the terms of the Collateral Documents.

         7.3. Change in Ownership. Permit or allow the ownership of Borrower to change or permit or allow any alteration in the structure of Borrower, except for transfers of ownership interests among existing shareholders of Borrower or transfers of ownership interests made solely for estate planning purposes; provided, however, Borrower shall provide written notice to Lender of such transfers.

         7.4. Change in Management. Permit or allow any material change in the management of Borrower.

         7.5. Merger, Dissolution, Consolidation or Sale of Assets. Merge or consolidate with or into any other entity, liquidate or dissolve, materially change its manner of doing business or the nature of its primary business, or sell, lease or otherwise dispose of its assets outside the ordinary course of its business.

         7.6. Loan or Guaranties. Make loans or advances to any Person, including an affiliate or become a guarantor, surety or liable for the debts of any person or entity including an affiliate.

         7.7. Place of Business. Change its principal place of business or the location of the Collateral without providing the Lender thirty (30) days prior written notice.


                                    SECTION 8
                                EVENTS OF DEFAULT

         Each of the following shall be considered an "Event of Default" for the purposes of this Agreement:

         8.1. Payment Defaults. Failure to pay any installment of principal or interest of the Note when due, whether by acceleration or otherwise, which failure is not cured within ten (10) days following written notice thereof.

894924.1
                                       11

         8.2. Representation and Warranties. Any material representation, as of the date the statement is made, of any fact or warranty made in this Agreement, the Collateral Documents or any Loan Document should prove to be untrue in any material respect, as of the date made.

         8.3. Other Covenants and Defaults. Failure by Borrower, a Third-Party Pledgor or a Guarantor in the performance or observance of any other covenant, term or agreement contained in this Agreement, the Collateral Documents or any Loan Document, which failure is not cured within thirty (30) days following notice thereof.

         8.4. Events Indicating Bankruptcy or Insolvency.

              (a) adjudication by a court of competent jurisdiction that the Borrower, a Third-Party Pledgor or a Guarantor is Bankrupt or the appointment of a receiver for the Borrower, a Third-Party Pledgor or a Guarantor for all or any part of their assets;

              (b) filing by the Borrower, a Third-Party Pledgor or by a Guarantor or by any of their creditors of a petition under the provisions of the Bankruptcy Codes and Rules as now enacted or hereafter amended; and

              (c) making by the Borrower, a Third-Party Pledgor or a Guarantor of a general assignment for the benefit of creditors or an admission in writing by the Borrower, a Third-Party Pledgor or a Guarantor of inability to pay indebtedness.

         8.5. Judgments and Levies. If any judgment against the Borrower, a Third-Party Pledgor or a Guarantor or any attachment or other levy against any of their properties for any amount in excess of Two Hundred Fifty Thousand Dollars ($250,000.00) remains unpaid and not insured, not stayed on appeal, not discharged, not bonded or not dismissed for more than sixty (60) days.

         8.6. Enforceability of Agreement Contested. If this Agreement, at any time or for any reason, shall cease to be in full force and effect or shall be declared to be null and void, or the validity or the enforceability thereof shall be contested by Borrower or any other party.

         8.7. Control of Borrower. Any change in the ownership or management of the Borrower in violation of a provision of this Agreement or any other Loan Document.

         8.8. Termination of Guaranties or Future Advance Clause. The receipt by Lender of a notice of termination of a future advance provision of a deed of trust or the termination of a Guaranty with respect to future advances.


894924.1
                                       12

         8.9. Defaults to Lienholders. The occurrence of a default by the Borrower or a Third- Party Pledgor under any obligation to a Person that is holder of a lien, security interest or encumbrance upon the Collateral.


                                    SECTION 9
                   RIGHTS AND REMEDIES IN THE EVENT OF DEFAULT

         9.1. Exercise of Rights and Remedies. Upon the occurrence of an Event of Default and at any time thereafter, the Lender may declare all of the indebtedness outstanding hereunder immediately due and payable without demand or notice of any kind, the same being hereby expressly waived and such indebtedness shall thereupon be and become due and payable. No failure on the part of Lender to exercise, and no delay in exercising, any right hereunder shall operate as waiver thereof, nor shall any single or partial exercise by the Lender of any right hereunder preclude the exercise of any other right. It is agreed by the Borrower that any Event of Default will constitute an Event of Default under all other agreements and evidences of indebtedness between Borrower and the Lender whether now existing or hereafter executed and whether or not such is an Event of Default specified therein. The Borrower agrees that upon default the proceeds of any property or Collateral in the possession of the Lender or in which the Lender has a security interest, whether or not such property or Collateral is held as security for the indebtedness hereunder, and any funds on deposit with the Lender, may be applied by the Lender at its discretion, to the indebtedness hereunder or any other indebtedness of the Borrower to the Lender, at such time and in such order as the Lender may from time to time deem appropriate.


                                   SECTION 10
                                  MISCELLANEOUS

         10.1. Waivers and Consents. No modification or waiver of any provision of this Agreement, nor consent to any departure by the Borrower herefrom, shall be effective unless the same shall be in writing signed by an authorized officer of the Lender, and then only in the specific incidents and for the purpose for which given.

         10.2. Expenses. The Borrower will pay any and all costs of collection, including reasonable counsel fees and expenses, in the Event of Default in the payment of the Loan, whether or not litigation is commenced.

         10.3. Severability. If one or more of the provisions contained in this Agreement or the Loan Documents shall be invalid, illegal, or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby.


894924.1
                                       13

         10.4. Applicable Law. This Agreement and the Loan Documents, except as otherwise provided therein, shall be deemed contracts under and shall be construed in accordance with the laws of the State of Missouri.

         10.5. Notice. Until written notice to the contrary is actually received by either party, any notice required to be sent hereunder shall be sent by certified mail, return receipt requested or hand delivery as follows:

             To Borrower:      CGS Real Estate Company, Inc.
                               7700 Irvine Center Drive
                               Suite 400
                               Irvine, California 92618
                               Attention: William J. Carden

             To Lender:        Bank of America, N.A.
                               Real Estate Banking Group
                               Mail Stop:  M01-076-04-02
                               7800 Forsyth Boulevard, Suite 450
                               St. Louis, Missouri 63105
                               Attention:  Aaron G. Fields

         10.6. Consent to Jurisdiction. Borrower and Lender agree that any action or proceeding to enforce, or arising out of, this Agreement or the obligations described herein may be commenced in the Circuit Court of St. Louis County, Missouri or in the United States District Court for the Eastern District of Missouri. Borrower waives personal service of process and agrees that a summons and complaint commencing an action or proceeding in such court shall be properly served and shall confer personal jurisdiction if served by registered or certified mail to Borrower, or as otherwise provided by the laws of the State of Missouri or the United States.

         10.7. WAIVER OF JURY TRIAL. BORROWER WAIVES TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO WHICH BORROWER AND LENDER MAY BE PARTIES, ARISING OUT OF, IN CONNECTION WITH OR IN ANY WAY PERTAINING TO THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS. IT IS AGREED AND UNDERSTOOD THAT THIS WAIVER CONSTITUTES A WAIVER OF TRIAL BY JURY OF ALL CLAIMS AGAINST ALL PARTIES TO SUCH ACTION OR PROCEEDINGS, INCLUDING CLAIMS AGAINST PARTIES WHO ARE NOT PARTIES TO THIS AGREEMENT. THIS WAIVER IS KNOWINGLY, WILLINGLY AND VOLUNTARILY MADE BY BORROWER, AND BORROWER HEREBY REPRESENTS THAT NO REPRESENTATIONS OF FACT OR OPINION HAVE BEEN MADE BY ANY INDIVIDUAL TO INDUCE THIS WAIVER OF TRIAL BY JURY OR TO IN ANY WAY MODIFY OR NULLIFY ITS EFFECT. BORROWER FURTHER REPRESENTS AND WARRANTS THAT IT HAS BEEN REPRESENTED IN THE SIGNING OF THIS AGREEMENT AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL

894924.1
                                       14

COUNSEL, OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED BY INDEPENDENT LEGAL COUNSEL SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL.

         10.8. Mandatory Arbitration. Any controversy or claim between or among the Borrower and the Lender arising out of or relating to any Loan Document shall be determined by binding arbitration in accordance with the Federal Arbitration Act (or if not applicable, the applicable state law), the Rules of the American Arbitration Association and the Special Rules set forth below. In the event of any inconsistency, the Special Rules shall control. Judgment upon any arbitration award may be entered in any court having jurisdiction. Any party to the Loan Documents may bring an action, including a summary or expedited proceeding, to compel arbitration of any controversy or claim to which any of the Loan Documents apply in any court having jurisdiction over such action.

         a. Special Rules. The arbitration shall be conducted in St. Louis, Missouri and administered by the American Arbitration Association. All arbitration hearings will be commenced within 90 days of the demand for arbitration; further, the arbitrator shall only, upon a showing of cause, be permitted to extend the commencement of such hearing for up to an additional 60 days.

         b. Reservation of Rights. Nothing in the Loan Documents shall be deemed to (i) limit the applicability of any otherwise applicable statutes of limitation or repose and any waivers contained in the Loan Documents; or (ii) be a waiver by the Lender of the protection afforded to it by 12 U.S.C. ss. 91 or any substantially equivalent state law; or (iii) limit the right of the Lender
(A) to exercise self-help remedies such as (but not limited to) setoff, or (B) to foreclose against any real or personal property, or (C) to obtain from a court provisional or ancillary remedies such as (but not limited to) injunctive relief, the appointment of a receiver or the attachment of assets. The Lender may exercise such self-help rights, foreclose upon such property, or obtain such provisional or ancillary remedies before, during or after the pendency of any arbitration proceeding brought pursuant to the Loan Documents. Neither the exercise of self-help remedies nor the institution or maintenance of an action for foreclosure or provisional or ancillary remedies shall constitute a waiver of the right of any party, including the claimant in any such action, to arbitrate the merits of the controversy or claim occasioning resort to such remedies.

         10.9. NO ORAL AGREEMENTS: ORAL AGREEMENTS OR COMMITMENTS TO LOAN MONEY, EXTEND CREDIT OR TO FORBEAR FROM ENFORCING REPAYMENT OF A DEBT INCLUDING PROMISES TO EXTEND OR RENEW SUCH DEBT ARE NOT ENFORCEABLE. TO PROTECT YOU (BORROWER) AND US (CREDITOR) FROM MISUNDERSTANDING OR DISAPPOINTMENT, ANY AGREEMENTS WE REACH COVERING SUCH MATTERS ARE CONTAINED IN THIS WRITING, WHICH IS THE COMPLETE AND EXCLUSIVE STATEMENT OF THE AGREEMENT BETWEEN US, EXCEPT AS WE MAY LATER AGREE IN WRITING TO MODIFY IT.

894924.1
                                       15

         THIS AGREEMENT CONTAINS A BINDING ARBITRATION CLAUSE WHICH MAY BE ENFORCED BY THE PARTIES.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first referenced above.

                                                 BORROWER:

                                                 CGS REAL ESTATE COMPANY, INC.,
                                                 a Texas corporation


                                                 By:    /s/ William J. Carden
                                                        -----------------------
                                                        William J. Carden
                                                        President


                                                 LENDER:

                                                 BANK OF AMERICA, N.A.


                                                 By:    /s/ Aaron G. Fields
                                                        -----------------------
                                                        Aaron G. Fields
                                                        Vice President


894924.1
                                       16

                                   EXHIBIT 2

          Joint Filing Agreement between CGS Real Estate Company, Inc.
              and William J. Carden, dated as of November 22, 1999

894179.2

                             JOINT FILING AGREEMENT

           In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the limited partnership units of Nooney Income Fund Ltd. II, L.P. beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. The Agreement may be executed in counterparts all of which taken together shall constitute one and the same instrument.

           IN WITNESS WHEREOF, the undersigned hereby executes this Joint Filing Agreement as of the 22nd day of November, 1999.




                             CGS REAL ESTATE COMPANY, INC.


                              By:  /s/ William J. Carden
                                   --------------------------------------
                                   By: William J. Carden
                                   Title:  President



                                   /s/ William J. Carden
                                   --------------------------------------
                                   William J. Carden